FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number 0-20115

METHANEX CORPORATION

(Translation of registrant’s name into English)

Suite 1800, 200 Burrard Street

Vancouver, Canada
BC V6C 3M1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:     Form 20-F     ☐          Form 40-F     ☑

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     Yes     ☐          No     ☑

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     Yes     ☐          No     ☑

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes     ☐          No     ☑

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 .

      The following documents furnished with this Form 6-K shall be deemed filed for purposes of the Securities Exchange Act of 1934, including for the purpose of being incorporated by reference into one or more registration statements under the Securities Act of 1933:

1. Material Change Report dated May 20, 2003;

2. Supplemental Information — Item 18 reconciliation with United States generally accepted accounting principles for the years ended December 31, 2002 and 2001 and report of Independent Accountants thereon;

3. Supplemental Information — Reconciliation with United States generally accepted accounting principles for the three months ended March 31, 2003 and 2002 (unaudited); and

4. Additional Information — Supplemental Non-GAAP Measures, which modifies and supplements the information included in management’s discussion and analysis for the year ended December 31, 2002 included in the Registrant’s 2002 Annual Report on Form 40-F and in management’s discussion and analysis for the three months ended March 31, 2003 included in the Registrant’s Form 6-K, dated April 23, 2003, as amended.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

(Registrant)

By:	/s/ Randy Milner

Randy Milner — Senior Vice President, General Counsel & Corporate Secretary

May 20, 2003

Annex 1

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT

Item 1: Reporting Issuer

Methanex Corporation (“Methanex”) 1800 Waterfront Centre 200 Burrard Street Vancouver, British Columbia V6C 3M1

Item 2: Date of Material Change

      May 15, 2003

Item 3: Press Release

      The press release announcing this material change was issued on May 15, 2003 in Canada and the United States.

Item 4: Summary of Material Change

      Methanex Corporation announced on May 15, 2003 that it had agreed to acquire the remaining 90% interest in the 850,000 tonne per year Titan methanol facility in Trinidad. Methanex also agreed to acquire Solvadis Chemag AG’s North American methanol marketing business, including its customer list and its contract to purchase approximately 250,000 tonnes per year of Titan’s production. The closing of the Titan acquisition and the Chemag acquisition occurred on May 16, 2003.

Item 5: Full Description of Material Change

      Methanex Corporation acquired a 10% interest in the 850,000 tonne per year Titan methanol facility in Trinidad in 2000. On May 16, 2003, Methanex acquired the remaining 90% interest in the Titan facility from Beacon Energy and BP for a total purchase price, including estimated transaction costs, of approximately US$79 million. The purchase price was based on a formula contained in an option that Methanex acquired from Beacon in mid-2001. Concurrent with the acquisition of the 90% equity interest, Methanex repaid approximately US$29 million of limited recourse long-term debt related to the Titan plant. Total limited recourse debt related to the Titan plant after the repayment is approximately US$194 million. This debt is described as limited recourse as it is secured only by the assets of Titan Methanol Company, a wholly-owned subsidiary of Methanex which owns the Titan plant.

      The Titan plant, which came on stream in 2000, is underpinned by a long-term natural gas contract and further strengthens Methanex’s position as a low cost global producer of methanol. The transaction also allows Methanex to move from receiving a commission for marketing 100% of the Titan plant’s production to realizing the full margin on the sale of methanol produced from Titan. Titan is located next to the 1.7 million tonne per year Atlas methanol facility, a joint-venture between BP and Methanex, which is currently under construction. Titan and Atlas provide Methanex with the benefits of a low-cost hub and the ability to supply the North American and Western European methanol markets on a duty-free basis.

      Also on May 16, 2003, Methanex acquired Solvadis Chemag AG’s North American Methanol marketing business for approximately US$5 million, including its customer list and its contract to purchase approximately 250,000 tonnes per year of Titan’s production.

1

Item 6: Reliance on section 85(2) of the Act

      This report is not being filed on a confidential basis in reliance on section 85(2) of the Act.

Item 7: Omitted Information

      None.

Item 8: Senior Officer

          For further information, contact:

Chris Cook Director, Investor Relations (604) 661-2600

Item 9: Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

      DATED at Vancouver, British Columbia, the 20th day of May, 2003.

METHANEX CORPORATION

/s/ Randy Milner

Randy Milner
Senior Vice-President, General Counsel
and Corporate Secretary

2

Annex 2

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

Methanex Corporation

      Under date of March 7, 2003, we reported on the consolidated balance sheets of Methanex Corporation as at December 31, 2002 and 2001, and the consolidated statements of income and retained earnings and cash flows for the years then ended, which are included in the Annual Report of the Company dated March 7, 2003. These consolidated financial statements and our report thereon are incorporated by reference in the Annual Report on Form 40-F for the year 2002. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the years ended December 31, 2002 and 2001”. This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.

      In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(Signed) KPMG LLP

Chartered Accountants
Vancouver, Canada
March 7, 2003

METHANEX CORPORATION

Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2002 and 2001

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

      Methanex Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The Company has prepared a reconciliation of the significant measurement differences between Canadian GAAP and U.S. GAAP in accordance with Item 17 of Form 20-F, which is included in the Company’s 2002 Annual Report on Form 40-F. For purposes of a registration statement on Form F-10, the Company is also required to reconcile additional significant disclosure differences in accordance with Item 18 of Form 20-F. The additional significant disclosure differences between Canadian GAAP and U.S. GAAP are as follows:

(a)  Stock compensation:

      Under Canadian GAAP the Company has provided pro forma net income and pro forma net income per share as if the fair value based method, described in note 1(k) of the consolidated financial statements, had been used to measure and recognize stock-based compensation. The pro forma amounts under Canadian GAAP only include the effect of stock options granted after January 1, 2002. Under U.S. GAAP, pro forma disclosures are required for all stock options granted after January 1, 1995. The pro forma amounts under U.S. GAAP are as follows:

	2002	2001

Net income as reported	$20,752	$68,964
Add: Employee stock-based compensation expense recognized	2,493	1,931
Less: Stock-based compensation determined under fair value based method	(6,248)	(5,370)

Pro forma net income	$16,997	$65,525

Basic earnings per share:
As reported	$0.16	$0.45
Pro forma	$0.13	$0.42
Diluted earnings per share:
As reported	$0.16	$0.44
Pro forma	$0.13	$0.42

      The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

	2002	2001

Risk-free interest rate	5.0%	5.7%
Expected dividend yield	0%	0%
Expected life	5 years	5 years
Expected volatility	35%	40%
Weighted average fair value of options granted (US$/share)	2.46	2.65

(b)	Allowance for doubtful accounts:

	2002	2001

Balance, beginning of year	$3,054	$907
Provision for doubtful accounts	1,568	2,147
Recoveries and other adjustments	(452)	—

Balance, end of year	$4,170	$3,054

(c)  Inventories:

	2002	2001

Work-in-progress and finished goods	$98,847	$80,365
Operating and maintenance supplies	20,278	19,543

	$119,125	$99,908

(d)  Other assets:

      The following table provides information regarding the Company’s intangible assets included in Other Assets:

	Gross Carrying	Accumulated
	Amount	Amortization	Net

2002
Marketing rights	$76,115	$41,233	$34,882
Other	1,692	1,209	483

	$77,807	$42,442	$35,365

2001
Marketing rights	$76,115	$34,214	$41,901
Other	1,692	725	967

	$77,807	$34,939	$42,868

      Amortization for marketing rights and other intangible assets was $7.5 million for 2002 (2001 — $8.3 million). The estimated amortization expense for marketing rights and other intangible assets for each of the next five years is as follows:

2003	$7,300
2004	6,800
2005	3,600
2006	3,500
2007	3,500

(e)  Accounts payable and accrued liabilities:

	2002	2001

Trade	$92,672	$77,037
Accrued interest	16,648	11,461
Income taxes	15,055	1,220
Accounts payable related to capital expenditures	5,595	12,137
Other	6,065	8,426

	$136,035	$110,281

(f)  Statements of cash flows:

      In the Canadian GAAP consolidated statements of cash flows, the Company provides a sub-total representing cash flows from operating activities before changes in non-cash working capital and the utilization of prepaid natural gas. Under U.S. GAAP, this sub-total would not be disclosed.

(g)  Statements of income:

      In the Canadian GAAP consolidated statements of income, the Company provides a sub-total representing operating income before asset restructuring charges and the site restoration adjustment. Under U.S. GAAP, this sub-total would not be disclosed. The following represents condensed consolidated statements of income under U.S. GAAP:

	2002	2001

Revenue	$1,041,794	$1,195,480
Cost of sales and operating expenses	(755,859)	(936,958)
Depreciation and amortization	(136,069)	(137,192)
Asset restructuring charge	(115,387)	(11,060)
Site restoration adjustment	26,972	—

Operating income	61,451	110,270
Interest expense	(28,972)	(31,848)
Interest and other income	10,365	19,028

Income before income taxes and undernoted items	42,844	97,450
Income tax expense	(22,092)	(27,527)

Net income before undernoted item	20,752	69,923
Cumulative effect of accounting change	—	(959)

Net income	$20,752	$68,964

(h)  Dividends per share:

      During 2002, the Company paid $12.5 million, or $0.10 per share, in dividends.

(i)  Accumulated other comprehensive income:

      The effective portion of the mark-to-market adjustments for cash flow hedges are recorded in accumulated other comprehensive income (“AOCI”) until the hedged transaction affects income. As at December 31, 2002, a net gain of approximately $1.2 million is expected to be reclassified from AOCI to income within the next twelve months.

(j)  Operating leases:

      Rental expenses under operating leases were $103.4 million for 2002 (2001 — $100.2 million).

(k)  Domestic and foreign components of income (loss) before income taxes:

	2002	2001

Domestic	$(78,388)	$(107,750)
Foreign	121,232	205,200

	$42,844	$97,450

      Substantially all of the future income tax liability recorded at December 31, 2002 and 2001 relates to the Company’s operations in Latin America.

(l)  Asset restructuring charges:

      The following table summarizes the activity in accruals for asset restructuring charges:

	Write-down	Labour Related
	of Assets	Costs	Other	Total

Balance, December 31, 2000	$—	$—	$7,455	$7,455
Asset restructuring charge	—	7,400	3,660	11,060
Charges against reserve	—	(3,371)	(3,146)	(6,517)

Balance, December 31, 2001	—	4,029	7,969	11,998
Asset restructuring charge	108,704	—	6,683	115,387
Charges against reserve	(108,704)	(3,531)	(4,422)	(116,657)

Balance, December 31, 2002	$—	$498	$10,230	$10,728

Annex 3

METHANEX CORPORATION

Reconciliation with United States Generally Accepted Accounting Principles for the Three Months Ended March 31, 2003 and 2002

(unaudited)

      The interim consolidated financial statements of the Company as at March 31, 2003, and for the three month periods ended March 31, 2003 and 2002 have been prepared in accordance with Canadian GAAP for interim financial reporting. Such principles differ in certain respects from U.S. GAAP. For information on material differences between Canadian GAAP and U.S. GAAP, reference should be made to the Supplemental Information, Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2002 and 2001 included in the Company’s Annual Report on Form 40-F and the Item 18 Reconciliation with United States Generally Accepted Accounting Principles for the Years Ended December 31, 2002 and 2001 (the “U.S. GAAP Reconciliations”), which is included in this filing.

      The financial information presented in the interim consolidated financial statements and in this reconciliation to U.S. GAAP is unaudited. However, in the opinion of management such information reflects all adjustments, consisting solely of normal recurring adjustments, which are necessary to a fair statement of the results for the interim periods presented.

      The significant measurement differences listed in the U.S. GAAP Reconciliations are as follows:

—	Under Canadian GAAP, a 1993 business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. As a result, under U.S. GAAP there is a difference in the carrying value of property, plant and equipment and in the amount depreciation and amortization expense.

—	Under Canadian GAAP, interests in joint ventures are accounted for using the proportionate consolidation method. Under U.S. GAAP, interests in joint ventures are accounted for using the equity method. However, this departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. A summary balance sheet and cash flow statement for the interest in the joint venture is provided in note 2 to the Company’s interim consolidated financial statements as at March 31, 2003.

—	Under Canadian GAAP, unrealized gains or losses on foreign currency contracts are recognized in earnings when the related hedged transaction is realized. Under U.S. GAAP, the Company has adopted FAS 133, “Accounting for Derivative Instruments and Hedging Activities” and related guidance. As a result, under U.S. GAAP there is a difference in the carrying value of assets and liabilities and in the recognition of income and expenses and comprehensive income.

—	Under Canadian GAAP, the Company accounts for employee stock-based compensation by the settlement method. Under U.S. GAAP, the Company has elected under Statement of Finance Accounting Standards No. 123, “Accounting for Stock Based Compensation” to continue to apply the provisions of Accounting Principles Board Opinion 25 to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method, as described in the U.S. GAAP Reconciliations. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under U.S. GAAP. However, as described in the U.S. GAAP Reconciliations, there are two situations under which the Company has recorded compensation expense for U.S. GAAP.

—	Under Canadian GAAP, the Company records certain shipping and handling costs against revenue. U.S. GAAP requires the presentation of revenue without deduction for shipping and handling costs. As a result, under U.S. GAAP, reported revenue and cost of sales are higher by the same amount.

      As described in the U.S. GAAP Reconciliations, there are certain recently issued U.S. accounting pronouncements that were not effective for the year ended December 31, 2002 but would have been effective for the three month period ended March 31, 2003 had the Company prepared its interim consolidated financial statements under U.S. GAAP. The Company is evaluating the impact of adopting the recently issued U.S. accounting pronouncements and has not yet quantified the effect.

Annex 4

Additional Information — Supplemental Non-GAAP Measures

      In addition to providing measures prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) in its Annual Report and other documents filed with securities regulators prior to the date of this current report on Form 6-K, Methanex has presented non-GAAP measures in certain of such documents. These measures are EBITDA, Income (loss) before unusual items (after-tax), Basic income (loss) before unusual items (after-tax) per share and Net debt to capitalization. These measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These measures are provided to assist readers in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), cash flows and other measures of financial performance and liquidity previously reported in accordance with GAAP.

Income (loss) before Unusual Items (after-tax) and Basic Income (loss) before Unusual Items (after-tax) Per Share

      These non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that are considered to be non-recurring as the same type of adjustment has neither occurred within the previous two years nor is expected to reoccur in the next two years. Income (loss) before unusual items (after-tax) differs from the most comparable GAAP measure, net income, because it does not include the after-tax impact of asset restructuring charges and the site restoration adjustment. Basic income (loss) before unusual items (after-tax) per share has been calculated by dividing income (loss) before unusual items (after-tax) by the weighted average number of common shares outstanding.

      The following table shows a reconciliation of net income (loss) to income (loss) before unusual items (after-tax) and of net income (loss) per share to income (loss) before unusual items (after-tax) per share:

	2003	2002		2003	2002

	Three months	Three months	Three months	Three months	Three months	Three months
	ended	ended	ended	ended	ended	ended
	March 31	December 31	March 31	March 31	December 31	March 31

	($ thousands)	($ thousands)	($ thousands)	($ per share)	($ per share)	($ per share)
Net income (loss)	$75,536	$(30,382)	$(17,377)	$0.60	$(0.24)	$(0.13)
Add (deduct) unusual items:
Asset restructuring charge	—	115,387	—	—	0.92	—
Site restoration adjustment	—	(26,972)	—	—	(0.22)	—
Income tax recovery related to the unusual items	—	(2,700)	—	—	(0.02)	—

Income (loss) before unusual items (after-tax)	$75,536	$55,333	$(17,377)	$0.60	$0.44	$(0.13)

EBITDA

      This non-GAAP measure is provided to assist readers in determining the ability of Methanex to generate cash from operations. EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital and the utilization of prepaid natural gas, cash flows from interest, income taxes, asset restructuring charges and other unusual items.

      The following table shows a reconciliation of cash flows from operating activities to EBITDA:

	Years Ended		Three Months Ended

	December 31,	December 31,	March 31,	December 31,	March 31,
	2002	2001	2003	2002	2002

	($ thousands)
Cash flows from operating activities	$190,109	$376,456	$104,799	$87,236	$10,118
Add (deduct):
Changes in non-cash working capital and the utilization of prepaid natural gas	54,485	(157,027)	6,692	4,509	(73)
Asset restructuring charge	—	11,060	—	—	—
Other non-cash operating expenses	(10,030)	(12,130)	(1,711)	(3,162)	(2,071)
Interest expense	28,972	31,848	7,722	5,945	6,651
Interest and other income	(10,365)	(19,028)	(3,892)	(1,665)	(2,365)
Income tax expense (recovery) — current	16,465	7,185	11,506	6,159	(1,688)

EBITDA	$269,636	$238,364	$125,116	$99,022	$10,572

Net Debt to Capitalization

      This non-GAAP measure is provided to assist readers in analyzing our liquidity. This measure assumes that cash and cash equivalents are utilized to repay outstanding long-term debt. Net debt to capitalization is defined as total debt less cash and cash equivalents (“net debt”) divided by capitalization less cash and cash equivalents (“net capitalization”). The most comparable GAAP measure is total debt to total capitalization.

      The following table shows the calculation of net debt and net capitalization and the ratios of total debt to total capitalization and net debt to net capitalization:

	Years Ended

	December 31,	December 31,
	2002	2001

	($ thousands)
DEBT
Long-term debt	$450,000	$399,444
Limited recourse long-term debt	97,578	—

Total debt	547,578	399,444
Less: cash and cash equivalents	(421,387)	(332,129)

Net Debt	$126,191	$67,315

CAPITALIZATION
Total debt	$547,578	$399,444
Shareholders’ equity	904,078	935,461

Total capitalization	1,451,656	1,334,905
Less: cash and cash equivalents	(421,387)	(332,129)

Net capitalization	$1,030,269	$1,002,776

Total debt to total capitalization	38%	30%
Impact of cash and cash equivalents	(26% )	(23% )

Net debt to net capitalization	12%	7%